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                            SECURITIES AND EXCHANGE
                                  COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                      MAUI LAND & PINEAPPLE COMPANY, INC.
               ------------------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK
               ------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  577345-10-1
               ------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                Stephen M. Case
                        c/o The Stephen Case Foundation
                       1650 Tysons Boulevard, Suite 610
                               McLean, VA 22102

                                   Copy To:
                              William E. Donnelly
                         Washington Square, Suite 1200
                          1050 Connecticut Avenue, NW
                         Washington, D.C. 20036-5317
               ------------------------------------------------
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 31, 1999
               ------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /
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                                 SCHEDULE 13D
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  CUSIP NO.                                                PAGE 1 OF 1  PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen M. Case
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      US
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -2,962,036-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         -2,962,036-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -2,962,036-
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -41.2%-
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to shares of common stock, no par value ("Common Stock") of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the "Issuer"). The address of the Issuer's principal executive office is 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii 96733-6687.

Item 2.  Identity and Background

         a.    This Schedule is filed on behalf of Stephen M. Case

         b-c. Mr. Case is the Chairman of the Board and Chief Executive Officer of America Online, Inc., a Delaware corporation ("AOL"). The principal business address of AOL is 22000 AOL Way, Dulles, VA 20166-9323.

         d. During the past five years, Mr. Case has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the past five years, Mr. Case has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         f.    Mr. Case is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The amount of funds used to purchase the Common Stock was $39,246,977 all of which amount was funded by available cash of Mr. Case.

Item 4.  Purpose of Transaction

         Mr. Case acquired 2,962,036 shares of Common Stock of the Issuer pursuant to the HJW Agreement and the HWFF Agreement (defined in Item 5(c) herein) reported herein for investment purposes. As contemplated by the HWFF Agreement, Samuel R. Himmelrich, Sr. and Morton B. Plant have resigned from the Board of Directors of the Issuer, effective August 31, 1999, and Mr. Case has nominated Daniel H. Case and David A. Heenan to the Board of Directors of the Issuer as candidates to fill the vacancies created by these resignations. Daniel
H. Case is the father of Mr. Case and is a shareholder/director of Case Bigelow & Lombardi, a law corporation in Honolulu, Hawaii. Mr. Heenan is a trustee of the Estate of James Campbell, a large Hawaii landholding trust. The Board of Directors has informed Mr. Case that it intends to call a special meeting of directors to consider the appointment of these nominees.

         Mr. Case has agreed, pursuant to the HJW Agreement and the HWFF Agreement, not to commence any Rule 13e-3 transaction for two years following the closing of these agreements.

         In addition, Mr. Case is party to a Right of First Refusal Agreement with the Cameron Stockholders (defined in Item 6 herein) pursuant to which Mr. Case will have in certain circumstances a right of first refusal to purchase the 1,001,635 shares of Common Stock of the Issuer owned by the Cameron Stockholders and the Cameron Stockholders will have a similar right of first refusal as to an equal number of shares owned by Mr. Case.

         Mr. Case intends to exercise his rights as a substantial stockholder of the Issuer.

         Apart from the foregoing, Mr. Case has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         In the future, Mr. Case may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and the prospects of Mr. Case and alternative investments.

Item 5.  Interest in Securities of the Issuer

         a. Mr. Case beneficially owns an aggregate of 41.2% of the outstanding shares of Common Stock.

         b. Mr. Case has the sole power to vote and dispose of all 2,962,036 shares of Common Stock of the Issuer beneficially owned by him, subject to the obligation, under certain circumstances, to offer a right of first refusal to the Cameron Stockholders as more fully described in Item 6 below.

         c. On August 31, 1999, Mr. Case purchased 2,669,780 shares of Common Stock of the Issuer from Harry Weinberg Family Foundation, Inc., a Maryland corporation, pursuant to a

Stock Purchase Agreement, dated June 25, 1999, for $13.25 per share (the "HWFF Agreement"). Also on August 31, 1999, pursuant to a Stock Purchase Agreement between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999, (the "HJW Agreement"), Mr. Case purchased 292,256 shares of Common Stock of the Issuer for $13.25 per share. There have been no other transactions in the Issuer's Common Stock that were effected by or on behalf of Mr. Case in the past 60 days.

         d. Pursuant to both the HWFF Agreement and the HJW Agreement, Mr. Case has agreed that, if he sells any of the Common Stock acquired pursuant to these agreements or executes a binding contract to sell any of such Common Stock within the first twelve months following the closing of these agreements, he will pay to the sellers under the agreements two-thirds of any gain he realizes on the sale. Mr. Case has further agreed that if he sells any of the Common Stock acquired pursuant to these agreements, or executes a binding contract to sell such Common Stock, within the second twelve months following the closing of the agreements, he will pay to the sellers under the agreements one-third of any gain realized on the sale. Apart from the foregoing, no person or entity other than Mr. Case has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by him.

         e.    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Case entered into a Right of First Refusal Agreement on June 25, 1999 with Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust (collectively, the "Cameron Stockholders"). Pursuant to this agreement, 1,001,635 shares of Common Stock of the Issuer, constituting all of the shares of Common Stock of the Issuer owned by the Cameron Stockholders, are subject to a right of first refusal by Mr. Case in certain instances. Currently 1,001,635 shares of Common Stock of the Issuer owned by Mr. Case are subject to a similar right of first refusal by the Cameron Stockholders in certain cases. The number of shares of Common Stock owned by Mr. Case subject to this restriction is equal to the number of shares of Common Stock of the Issuer owned by the Cameron Stockholders.

         Mr. Case has agreed, pursuant to the HJW Agreement and the HWFF Agreement, not to commence any Rule 13e-3 transaction for two years following the closing of these agreements. However, if such a transaction is initiated by a party not controlled by Mr. Case, then the members of the Company's Board of Directors, including the Directors nominated by Mr. Case, have the right to exercise independent judgement in respect to the proposal of a Rule 13e-3 transaction.

         As of the date of this Schedule, Mr. Case is not a party to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the

Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

         Stock Purchase Agreement, between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999.

         Stock Purchase Agreement, between Mr. Case and Harry Weinberg Family Foundation, Inc., a Maryland corporation, dated June 25, 1999.

         Right of First Refusal Agreement , between Mr. Case and Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust, dated June 25, 1999.


                                 EXHIBIT INDEX


         Exhibit 1: Stock Purchase Agreement, between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999.


         Exhibit 2: Stock Purchase Agreement, between Mr. Case and Harry Weinberg Family Foundation, Inc., a Maryland corporation, dated June 25, 1999.

         Exhibit 3: Right of First Refusal Agreement , between Mr. Case and Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust, dated June 25, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.



                               September 8, 1999
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                                    (Date)

                              /s/ Stephen M. Case
                             ---------------------
                                  (Signature)


                                Stephen M. Case
                             ---------------------
                                    (Name)